December 23, 2014

Via E-Mail

Kevin R. Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sentio Healthcare Properties, Inc.

Form 10-K for the year ended December 31, 2013

Filed on March 21, 2014

File No. 000-53969

Dear Mr. Kevin R. Woody:

This letter sets forth the responses of Sentio Healthcare Properties, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated December 15, 2014 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 2. Properties, page 27

1.	Comment: In future filings, please include a schedule of lease expirations for each of the ten years starting with the year for which your report is filed and which states the number of tenants whose leases will expire, the total area in square feet covered by the leases, the annual rent represented by the leases and the percentage of gross annual rent represented by the leases.

Response: As requested by the Staff, in future filings the Company will include a schedule of tenant lease expirations for the next ten years with respect to its net leased properties and its medical office building properties.

Letter to SEC

December 23, 2014

The Company’s senior housing properties are covered by short-term resident agreements. The Company does not believe that information with regard to these agreements would be useful to users of its financial statements. Accordingly, the Company requests the Staff’s agreement with omitting this information from the requested schedule of lease expirations.

2.	Comment: In future filings, please also disclose the weighted average annual effective rent for your portfolio.

Response: As requested by the Staff, in future filings the Company will disclose the weighted average annual effective rent for its portfolio by segment, as the Company believes that this will provide the most useful information to the users of its financial statements.

Distributions, page 31

3.	Comment: We note that your tabular disclosure regarding distributions includes cash flow from operations. In future filings please also show the relationship of the total distributions paid, including any amounts reinvested through the DRIP, and earnings.

Response: As requested by the Staff, in future filings the Company will disclose the relationship of distributions paid, including amounts reinvested through DRIP and earnings.

Note 6 – Investments in Unconsolidated Entities, pages 63 – 64

4.	Comment: We note you have a 71.9% ownership interest in Physicians Center MOB. You indicate you exercise significant influence, but do not control or direct the activities that most significantly impact each entity’s performance. Given the ownership interest in the entity, please elaborate and explain the facts and circumstances specific about this entity that would cause you to conclude that equity method treatment is more appropriate than consolidation.

Response: On April 2, 2012, the Company entered into a joint venture with affiliates of Caddis Partners, an unaffiliated entity, and a group of unaffiliated physicians to acquire The Physicians Center MOB located in Bryan, TX. The Company contributed approximately $2.5 million of capital to acquire a 71.9% limited partnership interest in the Bryan MOB Partners, LP (“Bryan LP”). An affiliate of Caddis Partners serves as the Bryan LP general partner. The Company’s limited partner investment constitutes its primary participation in the partnership.

Letter to SEC

December 23, 2014

The Company analyzed its investment in the Physicians Center MOB by reference to the provisions of ASC 810-10-15-14 and ASC 810-20-25 and determined that consolidation of this joint venture was not deemed appropriate under GAAP. The primary factors that lead to this conclusion were:

•	The Partnership Agreement provides that the general partner shall have full, exclusive and complete discretion in the management and control of the affairs of the Bryan LP and shall make all decisions affecting the Bryan LP’s affairs.

•	The Company’s rights under the Partnership Agreement are for the purpose of protecting its investment. The Company’s protective rights under the Partnership Agreement include but are not limited to the sale or disposition of the Physicians Center MOB, the issuance of additional partnership interests, and dissolution of the Bryan LP.

•	While protective rights allow the Company to safeguard the value of its investment in the Partnership, these rights do not give the Company control over the Bryan LP.

The result of our analysis was that the Bryan LP should not be consolidated. Pursuant to ASC 970-323-25, the equity method was applied in the accounting treatment of the Company’s investment in the Bryan LP.

Schedule III – Real Estate and Accumulated Depreciation, page 78

5.	Comment: In future periodic filings, please disclose in a note to the Gross Amount Invested, the aggregate cost for Federal income tax purposes.

Response: As requested by the Staff, in future filings the Company will disclose the aggregate total cost for Federal income tax purposes of its portfolio in a note to the Gross Amounted Invested in Schedule III.

In connection with these responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to SEC

December 23, 2014

Thank you for your consideration of the Company’s responses to the Staff’s comment and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at 407-999-2437.

Sincerely,

/s/ Sharon Kaiser
Sharon Kaiser
Chief Financial Officer